FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)











                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


All relevant boxes should be completed in block capital letters.


   1.  Name of company

       COLT TELECOM GROUP PLC


 2.  Name of shareholder having a major interest

     Colt Inc..



3.  Please state whether notification
    indicates that it is in respect of
    holding of the shareholder named in 2
    above or in respect of a
    non-beneficial interest or in the
    case of an individual holder if it is
    a holding of that person's spouse or
    children under the age of 18



4.  Name of the registered holder(s) and,
if more than one holder, the number of
shares held by each of them







5.  Number of        6.  Percentage of      7.  Number of shares/
    shares/amount        issued class           amount of stock
    of stock             (any treasury          disposed
    acquired             shares held by
                         company should
                         not be taken
                         into account
                         when calculating
                         percentage)


    200,000 OPEN         0.039%
    MARKET PURCHASE
    AND 387,577
    TRANSFER FROM
    THE COLT INC.
    2001 ANNUITY
    TRUST


8.  Percentage of         9.  Class of    10.  Date of       11.  Date company
issued class                  security         transaction        informed
(any treasury
shares held by                ORDINARY         16TH AUGUST        17TH AUGUST
company should                                 2004               2004
not be taken
into account when
calculating percentage)





12.  Total holding following       13.  Total percentage holding of issued
     this notification                  class following this notification
                                        (any treasury shares held by company
                                        should not be taken into account when
                                        calculating percentage)

     76,128,556                         5.039%


14.  Any additional information    15.  Name of contact and telephone number
                                        for queries

                                        ADRIAN GOODENOUGH
                                        020 7947 1677


  16.  Name and signature of authorised company official
       RESPONSIBLE FOR MAKING THIS NOTIFICATION

       ADRIAN GOODENOUGH

Date of notification 17th August 2004





                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date:17 August 2004                                  COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary